EXHIBIT 3.2
STATE of DELAWARE
CERTIFICATE OF AMENDMENT
TO THE
SECOND AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
BT TRIPLE CROWN CAPITAL HOLDINGS III, INC.
     BT Triple Crown Capital Holdings III, Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, does hereby certify as follows:
     FIRST: That the Board of Directors of the Corporation by unanimous written consent, adopted the following resolution:
     “RESOLVED, that the Board of Directors hereby declares it advisable and in the best interest of the Corporation that Article 1, Section 1.01 of the Second Amended and Restated Certificate of Incorporation of the Corporation be amended to read as follows:
“Section 1.01. Name. The name of this corporation is CC Media Holdings, Inc. (the “Corporation”).”
     SECOND: That the said amendment has been consented to and authorized by the stockholders of the Corporation by written consent given in accordance with the provisions of Section 228 of the General Corporation Law of the State of Delaware.
     THIRD: That the aforesaid amendment was duly adopted in accordance with the applicable provisions of Sections 141, 228 and 242 of the General Corporation Law of the State of Delaware.
     IN WITNESS WHEREOF, BT Triple Crown Capital Holdings III, Inc. has caused this Certificate of Amendment to the Second Amended and Restated Certificate of Incorporation to be executed by Scott Sperling, its President, this 30th day of July, 2007.

By:	/s/ Scott Sperling
Scott Sperling, President